Exhibit 12.3
Ameren Illinois Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2016
Earnings available for fixed charges, as defined:
Net income	$105,155
Tax expense based on income	66,555
Fixed charges	74,865
Earnings available for fixed charges, as defined	$246,575
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$65,235
Estimated interest cost within rental expense	2,440
Amortization of net debt premium, discount, and expenses	7,190
Total fixed charges, as defined	$74,865
Ratio of earnings to fixed charges	3.29
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,512
Adjustment to pretax basis	957
$2,469

Combined fixed charges and preferred stock dividend requirements	$77,334
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.19